Exhibit 3.7

CERTIFICATE OF AMENDMENT

TO

THE FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BARRACUDA NETWORKS, INC.

Barracuda Networks, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

A. The name of the Corporation is Barracuda Networks, Inc., and the original Certificate of Incorporation of this Corporation was filed with the Secretary of State of the State of Delaware on November 17, 2004.

B. This Amendment to the Fourth Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law (the “DGCL”) and further amends the provisions of the Corporation’s Fourth Amended and Restated Certificate of Incorporation (the “Restated Certificate”).

C. The terms and provisions of this Certificate of Amendment have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228 of the DGCL.

D. A paragraph is added to the end of Article III of the Restated Certificate to read as follows:

“At the initial date and time of the effectiveness of this Certificate of Amendment (the “Reverse Split Effective Time”), the following recapitalization (the “Reverse Stock Split”) shall occur: (i) each three shares of Common Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Common Stock; (ii) each three shares of Series A Preferred Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Series A Preferred Stock; and (iii) each three shares of Series B Preferred Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Series B Preferred Stock. The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded up to the nearest whole share on a certificate-by-certificate basis. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock (as defined below) affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock have been adjusted to reflect the Reverse Stock Split (that is, all numeric references and other provisions included in this Certificate of Amendment have already given effect to, and no further adjustment shall be made on account of, the Reverse Stock Split).”

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Barracuda Networks, Inc. has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation this 15th day of October, 2013.

BARRACUDA NETWORKS, INC.

By:	/s/ William D. Jenkins Jr.
William D. Jenkins Jr. Chief Executive Officer